As Filed with the Securities and Exchange Commission on December 19, 2005

                                                  Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                 Oxiana Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
  (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)
 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                            Proposed maximum       Proposed maximum    Amount of
                 Title of each class of                    Amount       Aggregate price per unit      aggregate       registration
              Securities to be registered             to be registered            (1)             offering price (1)      fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          50,000,000              $.05                $2,500,000        $267.50
Depositary Receipts, each American Depositary Share       American
evidencing five ordinary shares of Oxiana Limited.       Depositary
                                                           Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

    Item Number and Caption                         Location in Form of
    -----------------------                         American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1) Name and address of Depositary                  Introductory Paragraph

(2) Title of American Depositary Receipts and       Face of American Depositary
    identity of deposited securities                Receipt, top center

    Terms of Deposit:

    (i)    The amount of deposited securities       Face of American Depositary
           represented by one unit of American      Receipt upper right corner
           Depositary Shares

    (ii)   The procedure for voting, if any, the    Paragraphs (15) and (16)
           deposited securities

    (iii)  The collection and distribution of       Paragraphs (12), (13) and
           dividends                                (15)

    (iv)   The transmission of notices, reports     Paragraphs (11), (15) and
           and proxy soliciting material            (16)

    (v)    The sale or exercise of rights           Paragraph (14)

    (vi)   The deposit or sale of securities        Paragraphs (12) and (17)
           resulting from dividends, splits or
           plans of reorganization

    (vii)  Amendment, extension or termination of   Paragraphs (20) and (21)
           the Deposit Agreement

    (viii) Rights of holders of receipts to         Paragraph (11)
           inspect the transfer books of the
           Depositary and the list of holders of
           receipts

    (ix)   Restrictions upon the right to deposit   Paragraphs (2), (3), (4),
           or withdraw the underlying securities    (5), (6) and (8)

     Item Number and Caption                        Location in Form of
     -----------------------                        American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

     (x)   Limitation upon the liability of the     Paragraphs (14) and (18)
           Depositary

(3) Fees and Charges                                Paragraph (7)

Item 2. Available Information

     Item Number and Caption                        Location in Form of
     -----------------------                        American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a) Statement that Oxiana Limited furnishes the    Paragraph (11)
     Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g32(b) under the Securities
     Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Oxiana Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December ________, 2005, among Oxiana Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 19, 2005.

                                           By: THE BANK OF NEW YORK,
                                               as Depositary

                                           By:    \s\ U. Marianne Erlandsen
                                                  ------------------------------
                                           Name:  U. Marianne Erlandsen
                                           Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Oxiana Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on December 19, 2005.

                                                OXIANA LIMITED

                                           By:  /s/ Owen L. Hegarty
                                                --------------------------------
                                                Name:  Owen L. Hegarty
                                                Title: Managing Director

      Each of the undersigned hereby constitutes and appoints David Forsyth his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 19, 2005.

Name                                       Title
----                                       -----

/s/  Owen L. Hegarty                       Managing Director
---------------------------------          (Principal Executive Officer)
Owen L. Hegarty

/s/  Jeff Sells                            Chief Financial Officer
---------------------------------          (Principal Financial and
Jeff Sells                                 Accounting Officer)

/s/  Barry L. Cusack                       Chairman
---------------------------------
Barry L. Cusack

/s/  Michael A. Eager                      Director
---------------------------------
Michael A. Eager

/s/  Peter W. Cassidy                      Director
---------------------------------
Peter W. Cassidy

/s/  Ronald H. Beevor                      Director
---------------------------------
Ronald H. Beevor

/s/  Brian Jamieson                        Director
---------------------------------
Brian Jamieson

/s/  Donald J. Puglisi                     Authorized Representative in the
---------------------------------          United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

  Exhibit
   Number
  -------

    (1) Form of Deposit Agreement, dated as of December ____, 2005, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

    (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

    (5)     Certification under Rule 466.